                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                                    IBP, INC.
           ---------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                    449223106
           ---------------------------------------------------------
                                 (CUSIP Number)

                             SMITHFIELD FOODS, INC.
                               200 COMMERCE STREET
                           SMITHFIELD, VIRGINIA 23430
                                  757-365-3000


                     COPY TO:                    COPY TO:

               RICHARD J.M. POULSON        ROBERT E. SPATT, ESQ.
              SMITHFIELD FOODS, INC.    SIMPSON THACHER & BARTLETT
                200 COMMERCE STREET        425 LEXINGTON AVENUE
               SMITHFIELD, VA 23430         NEW YORK, NY 10017
                   757-365-3000                212-455-2000


            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JANUARY 1, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.




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-------------------------------------------------------------------------------

  1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
             Smithfield Foods, Inc.
             52-0845861
-------------------------------------------------------------------------------

  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |_|
                                                              (b)  |_|
-------------------------------------------------------------------------------

  3.   SEC USE ONLY:

-------------------------------------------------------------------------------

  4.   SOURCE OF FUNDS:
             WC
-------------------------------------------------------------------------------

  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|
-------------------------------------------------------------------------------

  6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
             Virginia
-------------------------------------------------------------------------------

   NUMBER OF    7.  SOLE VOTING POWER
    SHARES                6,714,341
    BENEFI-     ---------------------------------------------------------------
    CIALLY      8.  SHARED VOTING POWER
   OWNED BY               250,000(1)
     EACH       ---------------------------------------------------------------
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON                6,714,341
    WITH        ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       6,964,341(1)
-------------------------------------------------------------------------------

 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    |_|
-------------------------------------------------------------------------------

 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

----------
(1) Includes 250,000 shares held by Chase Manhattan Bank ("Chase"), as trustee for the following employee benefit plans for certain employees of Smithfield and its subsidiaries: (1) the Smithfield Foods, Inc. Salaried Pension Plan; (2) the Smithfield Foods, Inc. Hourly Pension Plan; (3) the Smithfield Packing Pension Plan for Bargaining Employees; (5) the Esskay Pension Plan for Bargaining Employees; (6) the John Morrell Salaried Employees Pension Plan; and (7) the John Morrell Hourly Employees Pension Plan. Smithfield has shared voting power over such shares held by Chase.


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             6.6%(1)
-------------------------------------------------------------------------------

 14.   TYPE OF REPORTING PERSON:
             CO
-------------------------------------------------------------------------------

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-------------------------------------------------------------------------------

  1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
             SF Investments, Inc.
             51-0326024
-------------------------------------------------------------------------------

  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |_|
                                                              (b)  |_|
-------------------------------------------------------------------------------

  3.   SEC USE ONLY:

-------------------------------------------------------------------------------

  4.   SOURCE OF FUNDS:
             AF
-------------------------------------------------------------------------------

  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|
-------------------------------------------------------------------------------

  6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
             Delaware
-------------------------------------------------------------------------------

   NUMBER OF    7.  SOLE VOTING POWER
    SHARES                N/A
    BENEFI-     ---------------------------------------------------------------
    CIALLY      8.  SHARED VOTING POWER
   OWNED BY               N/A
     EACH       ---------------------------------------------------------------
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON                N/A
    WITH        ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                          N/A
-------------------------------------------------------------------------------

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       6,714,241
-------------------------------------------------------------------------------

 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                    |_|
-------------------------------------------------------------------------------

 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             6.4%
-------------------------------------------------------------------------------

 14.   TYPE OF REPORTING PERSON:
             CO
-------------------------------------------------------------------------------

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      This Amendment No. 3 ("Amendment No. 3") amends the statement of beneficial ownership on Schedule 13D filed on November 13, 2000, and amended by Amendment No. 1 thereto filed on November 17, 2000 and further amended by Amendment No. 2 thereto filed on December 20, 2000 (as amended, the "Schedule 13D") by and on behalf of Smithfield Foods, Inc., a Virginia corporation ("Smithfield"), and SF Investments, Inc., a Delaware corporation ("SF Investments" and together with Smithfield, the "Reporting Persons"), with respect to the common stock, par value $0.05 per share ("Common Stock"), of IBP, Inc., a Delaware corporation ("IBP"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


Item 4. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 4 of Schedule 13D is amended and supplemented as follows:

            After the close of business on December 29, 2000, in response to an invitation from the Special Committee of the Board of Directors of IBP (the "Special Committee"), Smithfield delivered a revised proposal to the Special Committee which provided for the acquisition of the Common Stock of IBP for a price of $30 per share in Smithfield common stock. A copy of the letter to the Special Committee is attached hereto as Exhibit 1 and incorporated by reference herein. On December 30, 2000, Smithfield and its advisors engaged in discussions with the Special Committee and its advisors. On Sunday, December 31, 2000, Smithfield delivered a revised proposal to the Special Committee which increased the price per share of Common Stock to $32 per share in Smithfield common stock, subject to a maximum exchange ratio of
1.138 shares of Smithfield common stock and a minimum exchange ratio of .965 shares of Smithfield common stock. This revised proposal also provided that it would expire at 12:00 noon on Monday, January 1, 2001. In the afternoon of January 1, 2001, IBP announced that it had entered into a definitive agreement with Tyson Foods, Inc. pursuant to which Tyson Foods would acquire all of the outstanding shares of Common Stock of IBP at a price of $30.00 per share. Later on January 1, 2001, Smithfield issued the press release attached hereto as Exhibit 2 which is incorporated by reference herein.

Item 7.     Material to be Filed as Exhibits.

      EXHIBIT                     DESCRIPTION
      -------                     -----------

      1.    Letter to the Special Committee dated December 29, 2000.
      2.    Press release of Smithfield dated January 1, 2001.


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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SMITHFIELD FOODS, INC.


                                    By:  /s/ C. LARRY POPE
                                        ----------------------------------
                                        Name:  C. Larry Pope
                                        Title: Vice President and Chief
                                               Financial Officer

Dated: January 2, 2001


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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SF INVESTMENTS, INC.


                                    By:  /s/ MICHAEL COLE
                                        --------------------------------
                                        Name:  Michael Cole
                                        Title: Vice President

Dated: January 2, 2001